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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OHIO LEGACY CORP

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

677399 10 7

(CUSIP Number)

ERIC S. NADEAU
CHIEF FINANCIAL OFFICER
OHIO LEGACY CORP
305 W. LIBERTY ST.
WOOSTER, OH 44691
330-263-1955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 677399 10 7

1.	Name of Reporting Person: J. EDWARD DIAMOND, 330 THIRD ST. NW, CANTON, OH, 44702 RETIRED, NO CRIMINAL PROCEEDINGS, NO CIVIL PROCEEDINGS		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,500 (includes right to acquire 22,500 shares within 60 days of this filing)

		8.	Shared Voting Power: —

		9.	Sole Dispositive Power: 182,500 (includes right to acquire 22,500 shares within 60 days of this filing)

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,500 (includes right to acquire 22,500 shares within 60 days of this filing)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
THIS SCHEDULE 13D RELATES TO THE COMMON SHARES, WITHOUT PAR VALUE, OF OHIO LEGACY CORP, 305 WEST LIBERTY STREET, WOOSTER, OH, 44691

Item 2.	Identity and Background
REFERENCE HEREBY MADE TO (1) AND (6) ON THE COVER PAGE

Item 3.	Source and Amount of Funds or Other Consideration
REFERENCE HEREBY MADE TO (4) ON THE COVER PAGE

Item 4.	Purpose of Transaction
SHARES ACQUIRED FOR THE PURPOSE OF PERSONAL INVESTMENT

Item 5.	Interest in Securities of the Issuer
THIS SECOND AMENDMENT INCLUDES RIGHTS TO ACQUIRE SHARES WITHIN 60 DAYS OF DECEMBER 11, 2005. ADDITIONALLY, REFERENCE IS HEREBY MADE TO (7), (11) AND (13) ON THE COVER PAGE.
THE FOLLOWING PURCHASES HAVE OCCURRED SINCE THE FIRST AMENDMENT OF SCHEDULE 13/D FILED ON AUGUST 16, 2005, WITH THE SECURITIES AND EXCHANGE COMMISSION:

DATE	SHARES	PRICE
08/17/2005	198	$10.20
08/18/2005	765	$10.15
08/18/2005	37	$10.14
08/23/2005	3,199	$10.25
08/23/2005	400	$10.27
08/23/2005	302	$10.30
08/23/2005	98	$10.28
08/23/2005	1,100	$10.30
08/23/2005	200	$10.15
08/23/2005	1	$10.26
08/23/2005	2,200	$10.00
09/16/2005	1,000	$9.90
11/07/2005	1,000	$9.35
11/07/2005	1,099	$9.31
11/08/2005	1,000	$9.35
11/08/2005	1,000	$9.33
11/08/2005	1,000	$9.31
11/08/2005	1,000	$9.29
11/08/2005	99	$9.26
11/09/2005	901	$9.30
12/01/2005	401	$9.56
12/01/2005	1,500	$9.45

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECEMBER 15, 2005

Date

/S/ J. EDWARD DIAMOND BY L. DWIGHT DOUCE POA

Signature

J. EDWARD DIAMOND BY L. DWIGHT DOUCE POA, PRESIDENT AND CEO

Name/Title